

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

David S. Black
Senior Vice President and Chief Financial Officer
BWX Technologies, Inc.
800 Main Street, 4th Floor
Lynchburg, Virginia 24504

  Re: BWX Technologies, Inc.
    Form 10-K for Fiscal Years Ended December 31, 2019
    Filed February 24, 2020
    File No. 001-34658

Dear Mr. Black:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Years Ended December 31, 2019

Note 10 -- Commitments and Contingencies
Environmental Matters, page 83

1. We note that you have been identified as a potentially responsible party at various cleanup sites under CERCLA, which you believe ultimately "will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows in any given year." We also note you have recorded asset retirement obligations related to the nuclear remediation efforts in your Nuclear Operations Group and Nuclear Power Group segments. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, please explain your assessment of your exposure to environmental losses in

determining whether there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Tell us why it is not necessary for you to provide disclosure that addresses the examples in the Interpretive Response to Question 2 of SAB Topic 5:Y with respect to any exposure to material unrecorded remediation liabilities.

2. Regarding your liability as a potentially responsible party at various cleanup sites, we note your materiality assessment was made on the basis of your relative contribution of waste to each site. In future filings please clarify if you also considered the financial solvency of the other responsible parties when making your materiality assessment, and advise us.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology